[GRAPHIC OMITTED] Acergy S.A.

                                                               seabed-to-surface

               ACERGY S.A. AWARDED $65 MILLION CONTRACT IN TUNISIA

London, England - November 22, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that it had been awarded a contract by BG Tunisia Ltd for construction work on the Miskar field offshore Tunisia.

The contract, valued at approximately $65 million, is for the installation, tie-in and commissioning of two 3 kilometre 10 inch diameter pipelines, together with a well control umbilical and riser, to tie back three subsea wells to the Miskar A platform. Offshore installation is scheduled for the fourth quarter of 2007. The project is being undertaken by Acergy Northern Europe and Canada.

Oeyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said "We welcome this award from BG Tunisia. The Miskar tie-back contract is very similar to the type of work that we undertake regularly in the North Sea and fits well with our pipelay schedule for 2007 which is filling up quickly."

********************************************************************************

Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

********************************************************************************

FORWARD-LOOKING STATEMENTS: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: successful completion of the offering of the convertible notes; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONTACTS:
Julian Thomson
Acergy S.A.
UK +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com